SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          AMENDMENT NO. 4


                     DETWILER, MITCHELL & CO.
_____________________________________________________________________________
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
                  (Title of Class of Securities)

                          251464103
_____________________________________________________________________________
                         (CUSIP Number)

                         ROBERT JEFFORDS
                       DETWILER, MITCHELL & CO.
                     9710 SCRANTON RD. STE. 100
                        SAN DIEGO, CA 92121
                         (858) 450-0055
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                        December 6, 2002
_____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

                       (Page 1 of 4 Pages)

SCHEDULE 13D                                    James H. Graves
                                                Erwin Graves & Associates LP
                                                J&J Prairie Oaks Ranch 1, LP
                                                Judy Graves

CUSIP NO.  251464103                            Page 2 of 4 Pages
_____________________________________________________________________________
1 NAME OF REPORTING PERSON:    James H. Graves
                               Erwin Graves & Associates
                               J&J Prairie Oaks Ranch 1, LP
                               Judy Graves

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
_____________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER
  OF A GROUP:                                (a) [X ]
                                             (b) [  ]
_____________________________________________________________________________
3 SEC USE ONLY
_____________________________________________________________________________
4 SOURCE OF FUNDS                          PF
			                   OO
_____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [__]
_____________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION:      U.S.
_____________________________________________________________________________
             7  SOLE VOTING POWER:             399,999 (James H. Graves)
NUMBER OF                                       40,000 (Judy Graves)
SHARES       ________________________________________________________________
BENEFICIALLY 8  SHARED VOTING POWER:           916,666 (All)
OWNED BY
EACH         ________________________________________________________________
REPORTING    9  SOLE DISPOSITIVE POWER:        399,999 (James H. Graves)
PERSON WITH                                     40,000 (Judy Graves)
             ________________________________________________________________
             10 SHARED DISPOSITIVE POWER:      916,666 (All)
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
   EACH REPORTING PERSON:               399,999* by James H. Graves
                                        266,667* by Erwin Graves
                                        210,000* J&J Prarie Oaks Ranch 1, LP
                                         40,000* Judy Graves
_____________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN
   ROW (11) EXCLUDES CERTAIN SHARES:          [   ]
_____________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT
   IN ROW (11):                          11.8%** by James H. Graves
					  7.9%** by Erwin Graves &
                                                 Associates LP
                                          6.2%** by J&J Prairie Oaks
                                                  Ranch 1, LP
                                          1.2%** by Judy Graves
                                         27.1%** Total
_____________________________________________________________________________
14 TYPE OF REPORTING PERSON:                  IN PN
_____________________________________________________________________________

*Includes stock option held by Erwin Graves & Associates LP to purchase 166,667 shares of common stock at a price of $1.01. 40,000 shares held by Judy Graves are held in her own account and James H. Graves disclaims beneficial ownership.

** Percentage for reported in (13) above is based on number of shares of Common Stock which would be outstanding if the option for 166,667 shares were exercised. Judy Graves percentage based on actual outstanding shares of 3,212,356.

   Page 3 of 4 Pages

This Amended Statement on Schedule 13D (this "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act").

Item 1.   Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Detwiler, Mitchell & Co.
      ("DMCO"). DMCO is a Delaware corporation with its principal executive offices located at 225 Franklin
      Street, Boston, Massachusetts 02110.

Item 2.   Identity and Background.

      (a) This Statement is being filed by James H. Graves, Erwin
          Graves & Associates LP (the "Partnership"), J&J Prairie
          Oaks Ranch 1, LP ("Prairie Oaks") and Judy Graves
          (collectively the "Reporting Persons").

          Erwin Graves & Associates LP is owned 24.25% by
          James Graves, 24.25% by Judy Graves and 49.5% by James Erwin and Spouse, and 1% owned by Erwin Graves &
          Associates 1, LLC, the General Partner. Erwin Graves & Associates 1, LLC is 50% owned by James Erwin and Spouse and 25% owned by James Graves and 25% owned by Judy
          Graves. Prairie Oaks is owned 49.5% by James Graves,
          49.5% by Judy Graves and 1% by J&J Prairie Oaks Ranch, LLC, the General Partner. J&J Prairie Oaks Ranch, LLC is owned 50% by James Graves and 50% by Judy Graves.

      (b) The address of the principal business of the Reporting
          Persons is 2100 McKinney Avenue, Suite 900, Dallas, TX 75205.

      (c) The principal business activity of the Reporting
          Persons is Management Consulting for the Partnership.
          Prairie Oaks is an executive ranch resort which is principally engaged in providing deluxe meeting space and accomodations in a ranch setting for business executives.

          James Graves is also Vice Chairman and Director of the issuer, which is principally engaged in the securities business.

      (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or caused the Reporting Persons to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding caused the Reporting Persons to be subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


           The Reporting Persons acquired the Common Stock covered by this Statement on various dates beginning December 17, 2001. This amended statement is being filed to report private transactions with the issuer and James H. Graves and Prairie Oaks.

           The shares are owned as follows:

            Name of Beneficial Owner     Type of Security                       Number of Shares
            --------------------------   -------------------------------        ----------------
            Erwin Graves & Associates    Common Stock                                 100,000
            Erwin Graves & Associates    Stock option (right-to-buy)                  166,667
            James H. Graves              Common Stock (personally owned)              399,999
            Judy Graves (Spouse to
            James H. Graves)             Common Stock                                  40,000
            J&J Prairie Oaks Ranch 1, LP Common Stock                                 210,000
                                                                                ================
            Total number of Shares Benefically Owned by Reporting Person              916,666


            The 100,000 shares owned by Erwin Graves & Associates were acquired in lieu of cash payments due the partnership for consulting services, in the amount of $100,000. The shares personally owned by Mr. Graves include 99,999 shares purchased for cash in open market transactions, 300,000 shares purchased by converting a $300,000 Promissorry Note due from the issuer to James Graves to 300,000 shares of Common Stock. The 40,000 shares owned by Judy Graves were purchased for cash in open market transactions and the 210,000 shares to be purchased for Prairie Oaks will be purchased for cash in a private transaction with the issuer amounting to at a cost equal to the average closing price of the Common Stock on the Nasdaq Stock Market over the 10 days immediately preceding the date of the transaction but not less than the closing price of the Common Stock on the transaction date.

                       Page 4 of 5 Pages

Item 4.   Purpose of the Transaction.

           The Partnership was engaged by the issuer to provide management consulting services to the issuer and its subsidiaries. As part of the terms of a Letter of Engagement filed as Exhibit
           10.12 to the isser's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Annual Report"), the Partnership accepted as payment, common stock shares of the issuer in lieu of cash. The first payment of 50,000 shares was received on December 17, 2001 and the second payment of 50,000 shares was received on June 26, 2002. The reporting partnership was also granted stock options to purchase up to 250,000 shares of common stock at a price of $1.01, exercisable in three installments of 83,334, 83,333 and 83,333 on November
           14, 2001, 2002 and 2003, respectively. The stock option was subject to stockholder approval which was received on May 20, 2002.

           James H. Graves also purchased a total of 100,000 shares of common stock in various open market transactions for his individual account.

	   The Reporting Persons may buy and/or sell securities of the issuer in private and/or public transactions from time to time.The Reporting Persons have no plans for any extraordinary corporate transactions, any change in the Board of Directors or management, or any other action the same as or similar to any of the actions enumerated in the Instructions to this Item 4, however, the Reporting Persons retain the right to take whatever actions are necessary or appropriate to maximize the value of their investment in the Issuer.

Item 5.   Interest in Securities of the Issuer.

           The information set forth in Item 3 is incorporated herein by reference.

    	    The following transactions were made in the securities of the issuer:

        Trade Date     		 Type of Security      Name of Benefical Owner         Price       Number of Shares
	 Previously Reported      Common Stock         Erwin Graves & Associates LP    $1.00       100,000
         Previously Reported	  Stock Option (right
                                  to buy)              Erwin Graves & Associates LP    $1.01	   166,667*
         Previously Reported      Common Stock         James H. Graves                 $0.60-$1.25  99,999*
         Previously Reported      Common Stock         Judy Graves                     $1.10-$1.15  40,000
         12/24/02                 Common Stock         James H. Graves                 $1.00       300,000***
         12/24/02                 Common Stock         J&J Prairie Oaks Ranch 1, LP    TBD         210,000****
                                                                                                   ========
       Total Shares Beneficially Owned for Reporting Purposes                                      916,666

*   Stock Option was subject to stockholder approval which was received 5/20/2002.

**  Share decrease due to the sell of one share of common stock to the issuer at a price of $1.00 to correct an error in issuance to Erwin Graves and Associates.  Erwin Graves & Associates has agreed to reimburse James Graves if the total shares owned are disposed of. Short swing profit of
    $0.40 was disgorged back to Company at the time of the transaction.

*** Shares were purchased by converting an outstanding Promissory Note due to Mr. Graves by the Issuer for $300,000 to 300,000 newly issued shares of common stock at a price of $1.00 per share.

**** Shares to be purchased in a private transaction with the issuer in which 210,000 newly issued shares of common stock at a price to be determined (TBD), a price equal to the average closing price of the
     Common Stock over the 10 trading days immediately preceding the transaction but not less than the closing price on the date of purchase.






Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Pursuant to the Engagement Letter which has been filed as
          Exhibit 10.12 to the issuer's 2001 Annual Report, the
          Partnership received as payment 100,000 shares of Common Stock in lieu of $100,000 and received an option to purchase up to 250,000 shares of Common Stock at a price of $1.01 per share, as described above.

          A sample stock option agreement was filed as Exhibit 10.11 to the 2001 Annual Report


Item 7.   Material to be Filed as Exhibits.

          None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2002

                                 /s/ James H. Graves
                                 -----------------------------
                                 James H. Graves, Vice President
                                 of Erwin Graves & Associates 1, LLC,
                                 General Partner of Erwin Graves &
                                 Associates LP and President of
                                 J&J Prairie Oaks Ranch, LLC, General
                                 Partner of J&J Prairie Oaks Ranch 1, LP


                              Page 5 of 5 Pages

                           EXHIBIT A
       AGREEMENT RE/ FILING OF JOINT ACQUISITION STATEMENTS
       ----------------------------------------------------
Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned agree that their statement on Schedule 13D respecting securities Detwiler, Mitchell & Co. is filed on behalf of each of them, and any amendments to such Statement will likewise be filed on behalf of each of them, and may be executed by James H. Graves on behalf of Erwin Graves & Associates LP and J&J Prairie Oaks Ranch 1, LP.



				/s/ James H. Graves
December 13, 2002	        ----------------------------------
  				   James H. Graves

				/s/ James H. Graves
                                -----------------------------------
				Erwin Graves & Associates LP
				by James H. Graves, Vice President
                                of Erwin Graves & Associates 1, LLC,
                                General Partner of Erwin Graves &
                                Associates LP

                                /s/ James H. Graves
                                -----------------------------------
				J&J Prairie Oaks Ranch 1, LP
				by James H. Graves,President of
                                J&J Prairie Oaks Ranch, LLC, General
                                Partner of J&J Prairie Oaks Ranch 1, LP




                           A-1